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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 4 2014
WASH. D.C. 189

SEC FILE NUMBER
8 - 03337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2013_____ AND ENDING _____12/31/2013_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Albert Fried & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 24th Floor
(No. and Street)

New York   NY   10006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Alburtus   212-422-7299
                                                 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   NJ   07068
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I,_____Thomas Alburtus_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Albert Fried & Company, LLC_____, as of
_____December. 31_____,20 13___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

MERIKE GRUNBAUM
ATTORNEY-AT-LAW
Notary Public, State of New York
No. 02GR6063113
Qualified in New York County
Commision Expires _1/2/15_

_____ Signature

_____ Title

_____
Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

ALBERT FRIED & COMPANY, LLC

CONTENTS





4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Albert Fried & Company, LLC

We have audited the accompanying statement of financial condition of Albert Fried & Company, LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Albert Fried & Company, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Roseland, New Jersey
February 26, 2014

1

ALBERT FRIED & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$	17,959,503
Cash segregated in compliance with federal regulations		37,625,000
Deposits with clearing organizations		13,265,498
Receivable from brokers-securities borrowed		3,509,948,840
Receivable from brokers-fail to deliver		4,750,891
Receivable from brokers		2,581,878
Securities owned, at fair value		136,108,960
Receivable from customers		417,283
Receivable from noncustomers		6,449,062
Other assets		2,563,602
Total Assets	$	3,731,670,517

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	2,922,322
Payable to brokers-securities loaned		3,477,333,216
Payable to brokers-fail to receive		1,998,096
Payable to brokers		372,379
Payable to customers		37,978,828
Payable to noncustomers		54,247,034
Securities sold not yet purchased		73,569,250
Total Liabilities		3,648,421,125
Members' drawing accounts		4,594,205
Members' equity		78,655,187
	$	3,731,670,517

See accompanying notes to financial statement.

ALBERT FRIED & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies

Organization

Albert Fried & Company, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is primarily engaged in providing brokerage services. The Company's prime brokerage group provides financing, securities lending and other prime brokerage services. The Company's sales and trading area acts as an agent for institutional customers in the purchase and sale of domestic and foreign equity securities, American Depository Receipts ("ADRs"), listed options and as principal for transactions in fixed income securities. The Company self-clears all its customer equity, options and fixed income business through its own Depository Trust Company ("DTCC"), National Securities Clearing Corp ("NSCC") and Options Clearing Corporation ("OCC") facilities while utilizing a foreign custodial relationship for clearance and custody of foreign securities. The Company also engages in NYSE floor brokerage, equity research and the proprietary trading of securities as market maker or for its own investment portfolios.

Additionally, the Company maintains memberships with the New York Stock Exchange ("NYSE"), the NASDAQ Stock Market ("NASDAQ"), the International Securities Exchange ("ISE") and various other exchanges.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 26, 2014. Subsequent events have been evaluated through this date.

Depreciation

Depreciation of property and equipment is provided for based upon the provisions of the Internal Revenue Code (the "Code"). Such depreciation does not differ materially from that which would be recorded under generally accepted accounting principles. The estimated useful lives of the assets range from 5 to 15 years. Leasehold improvements are depreciated over the remaining life of the lease.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on the trade-date basis. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade-date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

ALBERT FRIED & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions (continued)

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the statement of operations.

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

ALBERT FRIED & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy (continued)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Investments in money market and mutual funds consist of highly liquid, short term investments. The carrying value approximates fair value and is categorized in Level 1 of the hierarchy.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Derivative Contracts

The fair value of derivative contracts are reported at open trade equity. The derivative contracts are generally categorized in Level 1 or 2 of the fair value hierarchy.

Municipal Obligations

The fair value of municipal obligations is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit-default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Soft dollars

The Company ensures that any soft dollar arrangements with customers falls within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Members' Drawing Accounts

The Company has segregated members' drawing accounts on the statement of financial condition. Contributions from members held within these accounts may be withdrawn at any time and are therefore not considered allowable for net capital in accordance with SEC's Uniform Net Capital Rule 15c3-1.

ALBERT FRIED & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the December 31, 2013 year end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in the statement of operations.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to New York City unincorporated business tax. Deferred income taxes arise primarily from unrealized gain (losses) on securities owned and securities sold not yet purchased and net operating loss carryforwards.

At December 31, 2013, the Company has New York City net operating loss carryforwards ("NOLs") of approximately $57,900,000, which expire through 2027. The deferred tax asset from the Company's NOLs is approximately $2,314,000, a decrease of approximately $102,000 from the prior year. A valuation allowance for the full amount of the deferred tax asset has been established.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company is no longer subject to income tax examinations by major taxing authorities for years before 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALBERT FRIED & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Assets				
Investments in equity securities, at fair value				
Intercontinentalexchange Group (ICE)	$ 8,636,478	$ -	$ -	$ 8,636,478
Others	4,267,659			4,267,659
Investments in municipal obligations, at fair value				
New York ST Energy 1.4% due 2026		100,000		100,000
Investments in money markets, at fair value	121,000,000			121,000,000
Investments in options, at fair value	2,104,823			2,104,823
Securities owned, at fair value	$ 136,008,960	$ 100,000	$ -	$ 136,108,960
Liabilities				
Equity investments in securities sold short, at fair value	$ 61,412,225	$ -	$ -	$ 61,412,225
Option investments in securities sold short, at fair value	12,157,025			12,157,025
Securities sold not yet purchased, at fair value	$ 73,569,250	$ -	$ -	$ 73,569,250

ALBERT FRIED & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

---

2. Fair value measurements (continued)

Realized and unrealized gains and losses are included in principal transactions in the statement of operations. The change in unrealized gains (losses) for the year ended December 31, 2013 for investments still held at December 31, 2013 is reflected in principal transactions in the statement of operations.

3. Net capital requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $1,500,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined.

At December 31, 2013, the Company had net capital of approximately $71,056,000 which exceeded its requirement of $1,500,000 by approximately $69,556,000. As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 2, 2014, to comply with its December 31, 2013 requirements, cash in the amount of approximately $37,000,000 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirement of approximately $34,334,000.

As a clearing broker-dealer, the Company had elected to compute a reserve requirement for Proprietary Accounts of Brokers/Dealers ("PAB calculation", as defined.) The PAB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. As of January 2, 2014, to comply with its December 31, 2013 requirement, cash in the amount of approximately $625,000 has been segregated in a special reserve account for the exclusive benefit of PAB accounts exceeding actual requirements by approximately $350,000 in accordance with its PAB calculation.

4. Receivable from/payable to customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

5. Receivable from/payable to noncustomers

The receivable from/payable to noncustomers represents accounts held with Members.

6. Loans, advances, acceptances and letters of credit

The Company maintains a demand promissory note with a major financial institution whereby the Company may access funds, at the bank's sole discretion, on a fully collateralized basis. During 2013, the Company did not utilize the arrangement.

ALBERT FRIED & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

7. Commitments

The Company is obligated under non-cancelable operating leases for office and other space expiring on various dates through July 2017. The leases contain provisions for escalation based on certain costs incurred by the lessor. Rent expense under these agreements for the year ended December 31, 2013 was approximately $242,000.

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year Ending December 31,

2014	$ 203,000
2015	207,000
2016	212,000
2017	80,000
	$ 702,000

8. Concentrations of credit risk

In the normal course of business, the Company enters into various debt, option, futures and equity transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk or concentration of credit risk.

In connection therewith, the Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold not yet purchased should the value of such securities rise.

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risks in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral or loans for such securities in support of various financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company clears certain proprietary transactions through other broker-dealers. The amounts receivable from brokers include balances relating to the aforementioned proprietary transactions.

Cash segregated for the exclusive benefit of customers of approximately $37,000,000 and proprietary accounts of introducing brokers of approximately $625,000 are maintained in one bank. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2014.

ALBERT FRIED & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

9. Derivative financial instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: commodity price and equity price risks. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk should its counterparties fail to meet the terms of their contracts. Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Premiums and unrealized gains and losses for written and purchased option contracts, as well as unrealized gains and losses on interest rate swaps, are recognized gross in the statement of operations as principal transactions.

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as components of securities owned and securities sold not yet purchased respectively, categorized by primary underlying risk, at December 31, 2013.

	Derivative assets	Derivative liabilities
Equity price options	$ 2,104,823	$ 12,157,025

At December 31, 2013 the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

	Long exposure Number of contracts	Short exposure Number of contracts
Equity price options	18,150	18,150

10. Subsequent event

During January 2014, the Company made a distribution of approximately $2,655,000 to its Members.